SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                              --------------------

                      Name: ING Pilgrim Senior Income Fund


                         7337 East Doubletree Ranch Road
                              Scottsdale, AZ 85258
                      Address of Principal Business Office
                     (No. & Street, City, State, Zip Code):


             Telephone Number (including area code): (480) 477-3000


                Name and address of agent for service of process:

                             James M. Hennessy, Esq.
                             ING Pilgrim Group, Inc.
                         7337 East Doubletree Ranch Road
                              Scottsdale, AZ 85258

                                   Copies to:

Jeffrey S. Puretz, Esq.                               Margaret A. Bancroft, Esq.
        Dechert                                                 Dechert
 1775 Eye Street, N.W.                                   30 Rockefeller Plaza
 Washington, DC 20006                                     New York, NY 10112

                             Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [ ]  NO [X]

Item 1. ING Pilgrim Senior Income Fund (the "Fund")

Item 2. The Fund was organized in Delaware on December 15, 2000.

Item 3. Delaware Business Trust

Item 4. Management Company

Item 5. (a) Closed-end

        (b) Diversified

Item 6. ING Pilgrim Investments, Inc., 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258

Item 7. James M. Hennessy President, Secretary and Trustee
        Daniel A. Norman Treasurer and Trustee

        The address of all above-mentioned officers or trustees is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

Item 8. Not Applicable

Item 9. (a) No

        (b) Not Applicable

        (c) It is anticipated that the registrant will make a public offering of its securities upon effectiveness of a Registration Statement to be filed on Form N-2.

        (d) No

        (e) Not Applicable

Item 10. Zero ($0)

Item 11. No

Item 12. Not Applicable

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Scottsdale and State of Arizona on the 15th day of December, 2000.


                                         ING PILGRIM SENIOR INCOME FUND


                                         By: /s/ James M. Hennessy
                                            -------------------------
                                             James M. Hennessy
                                             President and Secretary

Attest: /s/ Daniel A. Norman
       ----------------------------
       Daniel A. Norman
       Treasurer